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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------
                                AMENDMENT NO. 4
                               (FINAL AMENDMENT)
                                      TO
                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                     MERIDIAN POINT REALTY TRUST VIII CO.
                               (Name of Issuer)
                            ----------------------
                          EASTGROUP PROPERTIES, INC.
                           EASTGROUP-MERIDIAN, INC.
                     MERIDIAN POINT REALTY TRUST VIII CO.
                      (Names of Persons Filing Statement)
                            ----------------------

                   Common Shares, $0.001 par value per share
                  Preferred Shares, $0.001 par value per share
                        (Title of Classes of Securities)
                            ----------------------
                                  589954-10-6
                                  589954-20-5
                    (CUSIP Numbers of Classes of Securities)
                            ----------------------

       DAVID H. HOSTER II                             ROBERT H. GIDEL
    EastGroup-Meridian, Inc.                Meridian Point Realty Trust VIII Co.
 c/o EastGroup Properties, Inc.                          8th Floor
      300 One Jackson Place                        655 Montgomery Street
     188 East Capitol Street                  San Francisco, California 94111
 Jackson, Mississippi 39201-2195                      (415) 274-1808
         (601) 354-3555

      (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                            ----------------------
                                with copies to:

     JOSEPH P. KUBAREK, ESQ.                    DENIS F. SHANAGHER, ESQ.
 Jaeckle Fleischmann & Mugel, LLP             Preuss Walker & Shanagher LLP
     800 Fleet Bank Building                           16th Floor
      Twelve Fountain Plaza                         595 Market Street
    Buffalo, New York 14202                  San Francisco, California 94104
          (716) 856-0600                             (415) 978-2600

                            ----------------------
   This statement is filed in connection with (check the appropriate box):

   a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

   b. [_] The filing of a registration statement under the Securities Act of 1933.

   c.     [X]  A tender offer.

   d.     [_]  None of the above.

   Check the following box if the soliciting materials or information statement referred to above are preliminary copies. [_]

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                    AMENDED RULE 13E-3 TRANSACTION STATEMENT


          This Amended Rule 13E-3 Transaction Statement (the "Statement") relates to a tender offer by EastGroup-Meridian, Inc., a Missouri corporation (the "Purchaser"), a wholly owned subsidiary of EastGroup Properties, Inc., a Maryland corporation ("EastGroup") of 1,208,693 Common Shares of Meridian Point Realty Trust VIII Co., a Missouri corporation ("Meridian" or the "Company") for $8.50 per share in cash, and 3,132,905 Preferred Shares for $10.00 per share in cash, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of February 18, 1998 (the "Merger Agreement"), a copy of which is filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 filed by the Purchaser with the Securities and Exchange Commission on February 23, 1998 as amended by Amendment No. 1 to Tender Offer Statement on
Schedule 14D-1 filed on March 12, 1998, Amendment No. 2 to Tender Offer Statement on Schedule 14D-1 filed on March 25, 1998, Amendment No. 3 to Tender Offer Statement on Schedule 14D-1 filed on March 27, 1998 and Amendment No. 4 to Tender Offer Statement on Schedule 14D-1 filed on April 23, 1998 (as may further be amended, the "Schedule 14D-1"). The Purchaser and EastGroup filed an Offer to Purchase dated February 23, 1998 (the "Original Offer to Purchase"), a Supplement dated March 24, 1998 to the Offer to Purchase and a revised Supplement dated March 27, 1998 to the Offer to Purchase (the revised Supplement dated March 27, 1998 to the Offer to Purchase is referred to herein as the "Supplement"). The Original Offer to Purchase and the Supplement collectively are referred to as the "Offer to Purchase." This Statement is also filed by the Company, which has filed an Amended and Restated Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9").


ITEM 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

          Item 5 is amended by the addition of the following:

   On June 1, 1998, Purchaser and the Company completed the Merger. Immediately after the effectiveness of the Merger, the Preferred Shares and Common Shares were delisted from the American Stock Exchange and removed from registration under the Exchange Act. At the Effective Time of the Merger, (i) each Preferred Share issued and outstanding (other than Dissenting Shares representing Preferred Shares and Preferred Shares held by the Company, any subsidiary of the Company, EastGroup or the Purchaser which were canceled pursuant to the Merger Agreement) was converted into the right to receive in cash, without interest, $10.00 per share, and (ii) each Common Share issued and outstanding (other than Dissenting Shares representing Common Shares and Common Shares held by the Company, any subsidiary of the Company, EastGroup or the Purchaser which were canceled pursuant to the Merger Agreement) was converted into the right to receive in cash, without interest, $8.50 per share.

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                                   SIGNATURE


   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 1, 1998          EASTGROUP PROPERTIES, INC.



                              By:  /s/ N. Keith McKey
                                 ------------------------------------------
                                    Name:     N. Keith McKey
                                    Title:    Executive Vice President



                              EASTGROUP-MERIDIAN, INC.



                              By:  /s/ N. Keith McKey
                                 ------------------------------------------
                                    Name:     N. Keith McKey
                                    Title:    Vice President


                              MERIDIAN POINT REALTY TRUST VIII CO.



                              By:  /s/ N. Keith McKey
                                 ------------------------------------------
                                    Name:     N. Keith McKey
                                    Title:    Vice President

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